Exhibit 99.1

AMENDMENT NO. 1 TO CONTROLLED EQUITY OFFERINGSM
SALES AGREEMENT

This Amendment No. 1 (this “Amendment No. 1”) to the Controlled Equity OfferingSM Sales Agreement, dated April 15, 2009 (the “Agreement”), between Paragon Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Company”), and Cantor Fitzgerald & Co. (“CF&Co.”) is made and entered into as of the 4th day of June, 2009, by and among the parties hereto.  Terms used and not otherwise defined herein have the meanings ascribed to them in the Agreement.

W I T N E S S E T H:

WHEREAS, the parties hereto desire to amend the Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the parties hereto agree as follows:

SECTION 1.   Amendment of the Agreement.

(a) On and after the date hereof, any reference in the Agreement to (i) “10,000,000”  shall be deemed to read “20,000,000” and (ii) “ten million” shall be deemed to read “twenty million”.

(b) Schedule 1 and Exhibit A of the Agreement are hereby amended and as of and after the date hereof shall be replaced in their entirety by Schedule 1 and Exhibit A, respectively, attached hereto.

(c) The Company represents and warrants to CF&Co that each of the representations and warranties of the Company in the Agreement (as amended hereby) is true and correct as of the date hereof.

(d) Except as amended hereby, the Agreement shall remain in full force and effect in accordance with its terms, and such terms (as so amended) shall apply to any offers and sales of Shares by the Company on or after the date hereof pursuant thereto.

SECTION 2.    Counterparts. This Amendment No. 1 may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which shall be deemed an original, and all of which shall together constitute one and the same instrument.

SECTION 3.    Law; Construction. THIS AMENDMENT NO. 1 SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS.

SECTION 4.    Entire Agreement. This Amendment No. 1 and the Agreement as further amended hereby constitute the entire agreement and understanding between the parties hereto and supersede any and all prior agreements and understandings relating to the subject matter hereof. Except as further amended hereby, all of the terms of the Agreement shall remain in full force and effect and are hereby confirmed in all respects.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first written above.

PARAGON SHIPPING INC.
By:
Christopher J. Thomas
Chief Financial Officer

CANTOR FITZGERALD & CO.

By:
Jeffrey Lumby
Managing Director

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From:	[	]
Cc:	[	]
To:	[	]
Subject:	Controlled Equity Offering—Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Controlled Equity OfferingSM Sales Agreement between Paragon Shipping Inc. (the “Company”) and Cantor Fitzgerald & Co. (“CF&Co”) dated April 15, 2009 (the “Agreement”), as amended on June 4, 2009, I hereby request on behalf of the Company that CF&Co. sell up to [    ] of the Company’s common shares, $0.001 par value per share, at a minimum market price of $[           ] per share during [insert applicable period].

[Insert other parameters as necessary]

EXHIBIT A

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Paragon Shipping Inc. (“Company”), a Marshall Islands corporation, do hereby certify in such capacity and on behalf of the Company pursuant to Section 7(n) of the Controlled Equity Offering SM Sales Agreement dated April 15, 2009 (the “Sales Agreement”), as amended on June 4, 2009, between the Company and Cantor Fitzgerald & Co., to the best of my knowledge that:

(i)           The representations and warranties of the Company in Section 6 of the Sales Agreement are true and correct on and as of the date hereof, with the same force and effect as if expressly made on and as of the date hereof; and

(ii)           The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

By:
Name:
Title:

___________ , 2009

SK 25744 0001 1001993